PEOPLE’S UTAH BANCORP

April 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:People’s Utah Bancorp —Registration Statement on Form S-3 (File No. 333-224197)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-224197) (the “Registration Statement”) of People’s Utah Bancorp. We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on April 19, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

Very truly yours,

PEOPLE’S UTAH BANCORP

/s/ Mark K. Olson

Mark K. Olson

Executive Vice President and Chief Financial Officer